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                          October 28, 2021

       Matthew Crisp
       Chief Executive Officer
       Benson Hill, Inc.
       1001 North Warson Rd.
       St. Louis, Missouri 63132

                                                        Re: Benson Hill, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260447

       Dear Mr. Crisp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Sakowitz